Exhibit 12

CINTAS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Year Ended May 31,
	2012	2011	2010	2009	2008
Net income before income taxes	$470,944	$392,669	$343,892	$361,593	$530,704
Capitalized interest	1,298	2,150	2,182	2,259	1,090
Fixed charges	88,010	66,935	63,476	65,127	65,578
Earnings	$560,252	$461,754	$409,550	$428,979	$597,372

	Year Ended May 31,
	2012	2011	2010	2009	2008
Fixed charges:
Interest component of rent expense	$16,087	$15,081	$12,682	$12,632	$11,665
Interest expense	70,625	49,704	48,612	50,236	52,823
Capitalized interest	1,298	2,150	2,182	2,259	1,090
	$88,010	$66,935	$63,476	$65,127	$65,578

Ratio of earnings to fixed charges	6.4	6.9	6.5	6.6	9.1